EXHIBIT 99.1

Lifeway Foods, Inc. Announces Results for the Third Quarter Ended September 30, 2016

Morton Grove, IL — November 9, 2016 — Lifeway Foods, Inc., (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the third quarter ended September 30, 2016.

"Our third quarter results reflects our commitment to drive growth and better position Lifeway for future success," said Julie Smolyansky, CEO of Lifeway Foods, Inc. "I am pleased to report that Lifeway's total household penetration is up 28% compared to last year, a strong indication that the strategic marketing and trade investments we have made are attracting a broader consumer base. Today, Lifeway's brand is stronger than ever and we believe there are still tremendous white space opportunities for us to further expand distribution of our diverse portfolio of products across all retail sales channels. Looking forward, we will continue to prioritize our key initiatives to drive sales, improve profitability and create long-term value for our shareholders."

Third Quarter Results

Third quarter of 2016 net sales increased 1.3% to $30.0 million from $29.6 million in the third quarter of 2015 reflecting higher volumes of private label and organic products partially offset by an increased investment in trade programs.

Gross profit as a percent of net sales decreased to 26.6% from 30.2% in the same period last year.  The decrease in gross margin reflects increased trade promotion and unfavorable mix.

Selling expenses increased by $1.6 million to $4.3 million during the third quarter of 2016 from $2.7 million in the third quarter of 2015. The increase in selling expenses reflects an increase in advertising costs associated with a six-week advertising campaign in the third quarter. As a percentage of net sales, selling expenses increased to 14.4% compared to 9.1% in the same period last year.

General and administrative expenses decreased by $0.7 million or 17.3% to $3.3 million reflecting lower professional fees partially offset by higher compensation levels.

The effective tax rate for third quarter of 2016 exceeded 100% compared to 50.9% in the third quarter of 2015.  The higher tax rate in the third quarter of 2016 reflects the relatively low level of profits in the third quarter of 2016.

Net loss was approximately $64,000, or $0.00 per diluted share for the quarter ended September 30, 2016, compared to net income of $893,000, or $0.05 per diluted share for the quarter ended September 30, 2015.

First Nine Months of Fiscal 2016

Total consolidated net sales increased by $4.6 million, or approximately 5.2%, to $93.7 million during the nine-month period ended September 30, 2016 reflecting volume gains in private label and organic products and lower trade spending compared to last year.

Gross profit as a percent of net sales increased to 28.2% from 26.2% in the same period last year. The increase reflects lower input costs, primarily milk, and lower trade spending.

Selling expenses increased approximately 24.4% to $10.7 million during the first nine months of 2016 from $8.6 million in the first nine months of 2015, reflecting additional advertising campaigns in the 2016 period. As a percentage of net sales, selling expenses increased to 11.5% compared to 9.7% in the same period last year.

General and administrative expenses decreased by $0.3 million or 3.2% to $10.3 million reflecting lower professional fees partially offset by higher compensation.

The effective tax benefit for the first nine months of 2016 was 33.0% compared to 50.8% in the same period last year, primarily reflecting the implementation of tax planning strategies in 2016.

Net income was $3.0 million or $0.19 per diluted share for the nine-month period ended September 30, 2016 compared to $1.6 million or $0.10 per diluted share in the same period in 2015.

Balance Sheet

Cash and cash equivalents were approximately $9.2 million as of September 30, 2016 compared to cash and cash equivalents of $5.6 million as of December 31, 2015.

The Company did not repurchase any shares of common stock during the third quarter of 2016. Approximately 1.2 million shares remain available to repurchase under the company's authorized program as of September 30, 2016.  The stock repurchase program has no expiration date and may be suspended or discontinued at any time.

Conference Call

The Company will host a conference call to discuss these results with additional comments and details on Thursday, November 10, 2016 at 10:00 a.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods' website at www.lifewaykefir.com, and will be archived online. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, Ed Smolyansky, Chief Operating Officer, and John Waldron, Chief Financial Officer.

About Lifeway Foods

Lifeway Foods, Inc. (LWAY), recently named one of Forbes' Best Small Companies, is America's leading supplier of the probiotic fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway's tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis, in Canada, Latin America and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
YouTube: http://www.youtube.com/user/lifewaykefir

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the Company's control, which could cause actual results to differ materially from such statements. Forward-looking statements often address our expected future business and financial performance, and often contain words such as "believe," "expect," "anticipate," "intend," "plan," or "will." By their nature, forward-looking statements address matters that are subject to risks and uncertainties. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Examples of such forward-looking statements include, but are not limited to, statements regarding our expectations with regard to any restated amount in our financial statements for the Restated Period or our anticipated financial results for the three months ended March 31, 2016. Factors that could cause or contribute to such differences include: the review of the Company's accounting, accounting policies and internal control over financial reporting; the preparation of and review of the Amended Form 10-Q; and the subsequent discovery of additional adjustments to the Company's previously issued financial statements. Actual events or results may differ materially from the Company's expectations. In addition, our financial results and stock price may suffer as a result of this review and any subsequent determinations from this process or any actions taken by governmental or other regulatory bodies as a result of this process.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, and Lifeway's other filings with the SEC, which are available at www.lifewaykefir.com. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

 Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner Hunter Wells
646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2016 and December 31, 2015
(In thousands)
	September 30, 2016 (Unaudited)	December 31, 2015
Current assets
Cash and cash equivalents	$9,164	$5,646
Investments, at fair value	—	2,216
Certificates of deposits in financial institutions	—	513
Inventories	9,186	7,664
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,800 at September 30, 2016 and December 31, 2015	10,426	9,604
Prepaid expenses and other current assets	550	201
Deferred income taxes	509	556
Refundable income taxes	521	449
Total current assets	30,356	26,849

Property and equipment, net	21,603	21,375

Intangible assets
Goodwill & indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	1,815	2,344
Total intangible assets	15,883	16,412

Other Assets	368	282
Total assets	$68,210	$64,918

Current liabilities
Current maturities of notes payable	$840	$840
Accounts payable	8,762	8,393
Accrued expenses	2,002	1,538
Accrued income taxes	267	52
Total current liabilities	11,871	10,823

Notes payable	6,489	7,119

Deferred income taxes	2,162	1,719
Total liabilities	20,522	19,661

Stockholders' equity
Common stock, no par value; 40,000 shares authorized;
17,274, shares issued; 16,141 and 16,210 shares
outstanding at September 30, 2016 and December 31, 2015 respectively	6,509	6,509
Paid-in-capital	2,133	2,033
Treasury stock, at cost	(10,468)	(9,730)
Retained earnings	49,514	46,516
Accumulated other comprehensive income (loss), net of taxes	—	(71)
Total stockholders' equity	47,688	45,257

Total liabilities and stockholders' equity	$68,210	$64,918

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the Three Months and Nine Months ended September 30, 2016 and 2015
(Unaudited)
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
		(Revised)		(Revised)
	2016	2015	2016	2015

Net sales	$29,990	$29,599	$93,691	$89,042

Cost of goods sold	21,478	20,049	65,480	63,916
Depreciation expense	533	614	1,797	1,809

Total cost of goods sold	22,011	20,663	67,277	65,725

Gross profit	7,979	8,936	26,414	23,317

Selling expenses	4,306	2,706	10,733	8,626
General and administrative	3,308	3,998	10,300	10,643
Amortization expense	176	179	529	537

Total operating expenses	7,790	6,883	21,562	19,806

Income from operations	189	2,053	4,852	3,511

Other income (expense):
Interest expense	(56)	(55)	(161)	(179)
Gain / (Loss) on sale of investments, net reclassified from OCI	12	1	(15)	(21)
Impairment of investments	—	(205)	—	(385)
(Loss) / Gain on sale of property and equipment	(156)	—	(307)	243
Other income (expense), net	28	26	105	173
Total other income (expense)	(172)	(233)	(378)	(169)

Income before provision for income taxes	17	1,820	4,474	3,342

Provision for income taxes	81	927	1,476	1,697

Net income (loss)	$(64)	$893	$2,998	$1,645

Basic earnings (loss) per common share	$(0.00)	$0.05	$0.19	$0.10
Diluted earnings (loss) per common share	$(0.00)	$0.05	$0.19	$0.10

Weighted average number of shares outstanding – Basic	16,141	16,346	16,159	16,346
Weighted average number of shares outstanding – Diluted	16,161	16,346	16,181	16,346

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$(64)	$893	$2,998	$1,645

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments, net of taxes	6	(183)	62	(247)
Reclassifications to earnings:
Other than temporary impairment of investments, net of taxes
Realized (gains) losses on investments, net of taxes	(8)	124	9	247

Comprehensive income (loss)	$(66)	$834	$3,069	$1,645

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2016 and 2015
 (Unaudited)
(In thousands)

Cash flows from operating activities:	2016	2015
Net income	$2,998	$1,645
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,326	2,346
Loss on sale of investments, net	15	21
Impairment of investments	—	385
Deferred income taxes	444	(472)
Reserve for inventory obsolescence	89	—
Stock based compensation	100	—
Loss (Gain) on sale of property and equipment	307	(243)
(Increase) decrease in operating assets:
Accounts receivable	(823)	(540)
Inventories	(1,611)	(1,118)
Refundable income taxes	(72)	1,011
Prepaid expenses and other current assets	(310)	252
Increase (decrease) in operating liabilities:
Accounts payable	370	(396)
Accrued expenses	465	1,038
Accrued income taxes	215	449
Net cash provided by operating activities	4,513	4,378

Cash flows from investing activities:
Purchases of investments	(559)	(1,369)
Proceeds from sale of investments	2,751	1,230
Redemption of certificates of deposits	513	250
Investments in certificates of deposit	—	(635)
Purchases of property and equipment	(2,481)	(1,619)
Proceeds from sale of property and equipment	149	343
Net cash provided by (used in) investing activities	373	(1,800)

Cash flows from financing activities:
Purchase of treasury stock	(738)	—
Repayment of notes payable	(630)	(827)
Net cash used in financing activities	(1,368)	(827)

Net increase in cash and cash equivalents	3,518	1,751
Cash and cash equivalents at the beginning of the period	5,646	3,260
Cash and cash equivalents at the end of the period	$9,164	$5,011
Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$886	$795
Cash paid for interest	$162	$178